EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re: DBS tax assessment

Further to note 6.6.2 to the 2014 financial report (“the note”), concerning the disagreement between the company and the tax assessment clerk regarding the financing income that accrued on the shareholder loans that the company extended to DBS Satellite Services (1998) Ltd. (“DBS”), immediate notification is hereby provided that on 29 December, 2015 the company received a notice from DBS regarding the receipt of an assessment for Stage One that was not in the agreement for 2010-2011. The main point of that notice is the non-recognition of the financing expenses recorded by DBS in respect of shareholders loans. DBS intends to file a reservation to such assessment.

The explanations to the assessment included a note to the effect that the assessment was issued for the purpose of caution and without detracting from the claims in the orders issued to DBS’s shareholders, inter alia, since the assessment clerk did not receive proof that DBS expects to pay those expenses. The explanations to the assessment further noted that the DBS shareholders did not report financing income and even undertook, inter alia, an examination of a decline in value, in light of their projection that DBS would not be able to repay even the principal of the loans it received. The assessment clerk noted that he reserves the right to append the assessment with additional claims, including in light of the intentions of DBS and the company to merge.

In the company’s understanding, the significance of the issuing of this assessment to DBS are as follows:

1.	In the company’s estimation, the assessment was issued since the tax reports filed by DBS were about to be considered as final on 31 December 2015, as the issue, in its entirety (as noted in the above note, as will be explained below) is currently under discussion between the company and the assessment clerk.

2.	This matter is not a new issue, but rather a ramification on the disagreement between the company and the assessment clerk concerning DBS’s tax report, on a point addressed in the note, and concerning which the company made an appropriate provision, based on the company’s estimates.

3.	As mentioned above, in light of the acquisition of 100% of DBS by the company, and in light of the possibility of a future merger between the two companies, discussions are currently being held between the company and the assessment clerk to reach a comprehensive and consensual solution to this matter – which could affect the tax reports of both the company and DBS, respectively.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.